Exhibit A



Mellon HBV Alternative Strategies UK Limited





By fax  31 302287469
By registered mail with confirmation of receipt
ASM International N.V.
Attn. Management Board and Supervisory Board
Jan van Eycklaan 10
3723 BC    BILTHOVEN

Sirs,

London 15 March 2006
Dear

Following the letter of 12 December 2005 sent by our legal counsel Houthoff Buruma, Mellon HBV welcomes your decision to discuss the "merits of ASMI business strategy" during the next AGM of 18th of May 2006 as announced in your press release of 22 December 2005 and in your letter to us of the same date. In both documents you, however, indicate your position, i.e. "ASMI's business strategy is based on its position that the combination of its front-end activities with the back-end activities of ASM PT serves the long term best interest of the company and shareholders". This implies that you do not intend to change your business strategy and structure, regardless of the issues raised in our letter of 12 December 2005 and regardless of the discussion at the AGM.

We require you to add the above-mentioned item to the AGM agenda, as it will require a resolution by the shareholders, leading to a change in ASMI's business model if the majority of the AGM favours this. A mere discussion, which is not followed by a formal resolution, would be meaningless.

We therefore hereby request you to include the items included in Annex 1 to this letter on the agenda of the forthcoming AGM. This request is based on section 2:114a Dutch Civil Code ('DCC'). Proof of our shareholding, exceeding 1%, is enclosed.

Alternative structure

Adoption of attached proposal under (1) will result in the divestiture or split of the back-end activities. If a majority of the Shareholders' Meeting is in favour of such divestiture or split, it is the fiduciary duty of the Executive Board of ASMI (the Board) to structure this in an efficient and optimal way in order to minimise negative (tax) consequences for shareholders and minimise adverse market reactions on the ASM PT share price. In case you - prior to the AGM - undertake to implement an alternative structure leading to the same result, the proposed agenda item and resolution under (1) will be superseded. This, however, will require an elaborate and timely proposal by the Board.

Such alternative structure could be:

a split ("juridische splitsing") of ASMI into two companies, whereby one company will maintain the front-end activities and the other company will serve as holding for the ASM PT shares; or


sale of the front-end business portfolio in a controlled auction process whereby ASMI maintains as only activity the majority holding of ASM PT shares. The total market capitalisation of the front-end activities currently is (euro)130 mln negative ((euro)3 negative per share) down from approximately (euro)680 mln positive in early 2002 (see annex B). The erosion in value occurred regardless of R&D expenditures of approximately (euro)250 mln from 2002. This means a destruction of value in the area of (euro)1 bln took place during this period. This trend is in sharp contrast with valuation of industry peers active in front-end line of business. Industry peers in the Front End equipment market have recovered to recent market highs of end 2003 and levels of mid 2002 (annex
C). The Enterprise Value of the peers is typically between 1.5 and 3 times sales (see annex D). In case of ASMI's front-end business this would mean an equity value between (euro)540 mln and (euro)1 bln.

It appears that the front-end activities of ASMI lack economies of scale, include structural disproportionate R&D costs, too high production costs and more importantly it seems to miss the bargaining power with its customers compared to large players in the semiconductor equipment manufacturing sector. Selling the front-end portfolio to larger players appears therefore a logic alternative in order to realise its value.

Follow up

We realise that the above items will result in fundamental changes to the current business model of ASMI. This is, however, justified as shareholders cannot accept the enormous valuation discrepancies and destruction of value, which has taken place during the last four years. ASMI board should accept that this performance triggers shareholders to initiate action in order to reverse the last years trend.

Please confirm within ten working days from receipt of this letter that you will add these items to the agenda of the shareholders' meeting of 18 May 2006 and that you will include the explanatory notes to the AGM documentation and post these on your website.

We will work with our advisors to present our views to other shareholders before and during the shareholders meeting.

You have stated publicly and in your letter to us of 22 December 2005 that you wish not to discuss the above matters with individual shareholders. We, however, prefer a constructive dialogue and exchange of ideas leading to adequate proposals initiated by the Executive Board. It should be understood that absence of a constructive dialogue leads to (individual) shareholders actions.

Structuuregime We noted that you have not filed a statement that you qualify for the "structuurregime", as prescribed by section 2:153 Dutch Civil Code. However, according to the information available from the public registers your company does qualify as such for a number of years.

Please inform us within the above-mentioned 10 working days-period why, in your view, this registration has not (yet) taken place.

Yours sincerely,


Cor Timmermans

ANNEX 1: AGENDA ITEMS AND EXPLANATORY NOTES

1.   Resolution  by the  Shareholders'  Meeting  of a  dividend  payment in kind
     - ultimately before 1 October 2006 - out of the annual profit and/or distributable reserves - of the ASM PT shares held by ASM International NV ("ASMI") to the holders of regular shares of ASMI up to the maximum number legally allowed and minus the number of ASM PT shares required to meet the cash requirements set forth in the explanatory note below


This resolution will be superseded if the ASMI Management Board and Supervisory Board propose an alternative structure, leading to the same result, to the ASMI Shareholders' Meeting and such proposal is adopted by the ASMI Shareholders' Meeting on or before 1 September 2006.

Explanatory note

Business rationale

ASM PT is a successful investment of ASMI. ASM PT with a leading position in back-end equipment is a mature investment with separate management and a separate listing in Hong Kong.

The current market value of ASM PT stake is approximately (euro) 950 mln or approximately (euro) 18 per outstanding ASMI share. Since mid 2005 the value of ASM PT per ASMI share has exceeded the value of the ASMI shares (see annex A). Maintaining the ASM PT participation cannot be justified because of the following reasons:

a. front-end line of business and back-end line of business are two different lines of business organised as two separate enterprises. The two business lines have complete different product lines without a common technology; they operate in two different markets which differs significantly; the front-end and back-end business have very different positions in their respective markets and are subject to structural different client forces. Because of absence of commonality and the valuation incompatibility of these two distinct businesses there is no (industry) logic to combine these;


b. ASMI is not the appropriate custodian of a single investment with a (euro)950 mln marked value because of its large structural losses;


c. the ASM PT participation removes normal commercial discipline from the front-end line of business by (a) allowing it to accumulate losses which are financed by dividends received from ASM PT and (b) by increases in debt attracted by the value of the ASM PT holding and not on the viability of ASMI front end business. The dividend stream and the value of ASM PT shares should benefit ASMI shareholders directly instead of being used to finance structural loss-making operations;


d. distribution of ASM PT shares to ASMI's shareholders will unlock value because the value of the ASM PT participation is larger than the market value of ASMI.

ASMI's announcement of 22 December 2005 resulted in an immediate increase of the ASMI share price of approximately 20%. Apparently, the market took the view that the anticipated discussion is a first step towards a split off which was received as a very positive development.

Before this announcement the market value of the ASMI share after correction for the value of the ASM PT stake was (euro) 6 negative and after the announcement the valuation improved directly with an increase of approximately (euro) 2.

The purpose of this proposed resolution is to distribute all ASM PT shares before 1 October 2006 to the shareholders of ASMI net of withholding tax. Distribution in kind of a dividend may lead to a 25% withholding tax. The withholding tax is of limited consequences for Dutch resident corporate and individual shareholders. Depending on the country of residence non-Dutch shareholders may have a possibility to claim a credit in their home jurisdictions for the underlying Dutch withholding tax.

Funding Distribution in kind of the ASM PT participation may lead to a cash requirement of the remaining front-end business of ASMI such as:

a. funding of the negative free cash flow of the front-end business. Before the actual dividend payment is made, the Company will present a new business plan for the front-end activities to its shareholders indicating the cash requirements of ASMI before positive free cash flow is reached;


b. payment of withholding tax;


c. payment of possible early redemptions of the convertible bonds (see below).


The above may for instance be funded by the shareholders by way of the issuance to the shareholders of the right to purchase an appropriate number ASM PT shares at 60% of the prevailing market price to secure funding for the above described requirements.

The convertible bond documentation qualifies certain events such as larger dividend payments, split off and occurrence of a "Fundamental Change". An assessment will have to be made whether the proposed resolution will be qualified as a Fundamental Change and what the ramifications are.

Alternative structure

Adoption of the above proposal will result in the divestiture or split of the back-end activities. If a majority of the Shareholders' Meeting is in favour of such divestiture or split, it is the fiduciary duty of the Executive Board of ASMI (the Board) to structure this in an efficient and optimal way in order to minimise negative (tax) consequences for shareholders and minimise adverse market reactions on the ASM PT share price.

The ASMI shareholders who have proposed the above agenda item have suggested to the Board to implement an alternative structure leading to the same result, which would supersede the requirement for such resolution.

Such alternative structure could be:

a. a split ("juridische splitsing") of ASMI into two companies, whereby one company will maintain the front-end activities and the other company will serve as holding for the ASM PT shares; or


b. sale of the front-end business portfolio in a controlled auction process whereby ASMI maintains as only activity the majority holding of ASM PT shares.

The total market capitalisation of the stand-alone front-end activities is currently (euro)130 mln negative ((euro)3 negative per share) down from approximately (euro)680 mln positive early 2002 (see annex B). The erosion in value occurred regardless of R&D expenditures of approximately (euro)250 mln during this period. This means a destruction of value in the area of (euro)1 bln took place during this period. This trend is in sharp contrast with valuation of industry peers active in front-end line of business. Industry peers in the Front End equipment market have recovered to recent market highs of end 2003 and levels of mid 2002 (annex C). The Enterprise Value of the peers is typically between 1.5 and 3 times sales (see annex D). In case of ASMI's front-end business this would mean an equity value between (euro)540 mln and (euro)1 bln.

It appears that the front-end activities of ASMI lack economies of scale, include structural disproportionate R&D costs, too high production costs and more importantly it seems to miss the bargaining power with its customers compared to large players in the semiconductor equipment manufacturing sector. Selling the front-end portfolio to larger players appears therefore a logic alternative in order to realise its value.

2. Improvement of reporting transparency, by reporting in detailed quarterly results without consolidation of ASM PT

Explanatory note

ASMI NV publishes its quarterly financials on a consolidated basis. Because of the large minority stake of 46% in ASM PT, the fact that ASM PT presents its financials only on a semi-annual basis and given the fundamental differences in performance between ASMI front-end business and ASM PT, it is not possible to segregate the front-end business and accurately asses its performance. Further, ASMI does not provide a breakdown of results of the different business lines within the front-end business. Improvement in transparency with regard to quarterly reports on ASMI NV front-end business is required. This can be established by giving a quarterly breakdown of ASMI NV without the consolidation of ASM PT including a break down per product lines Vertical Furnace, Epitaxy, PECVD, ALCVD, RTP and other projects.

Management has argued this would lead to disclosure of too much information to its customers and competitors. After the value erosion, which took place over the last years it is however evident that shareholders justifiably require better understanding of gross margins and EBIT contribution of the different product lines and the way in which the company spend the significant R&D amounts.

Annex A

[GRAPHIC OMITTED][GRAPHIC OMITTED][GRAPHIC OMITTED]

Source Historic Bloomberg Data

Annex B

-----------------------------------------------------------------------------------------------------------
million euros                                     2000     2001      2002        2003       2004      2005
-----------------------------------------------------------------------------------------------------------
FE sales                                           379      337       267         287        356       360
earnings from operations FE                       34.5     -3.7     -42.7       -45.3      -16.2     -80.2
R&D FE                                            47.9     55.8      62.8        54.2       57.6        67
Dividend received by ASMI from ASM PT             32.7     35.7      29.5        24.1       40.4        42
Outstanding Debt ASMI FE                          63.2      156       146         208      297.2     257.4
Cash ASMI FE                                      17.1     36.8      13.9         102      146.5      55.3
Net Debt                                          46.1    119.2     132.1         106      150.7     202.1
reporting date                                  Feb-01   Feb-02    Feb-03      Feb-04     Feb-05 Feb-06
share price after annual results reporting          16       24        10          19         14        16
no of shares outstanding                          46.8     48.9      49.1        49.6       51.5        52
market cap after annual results reporting        748.8   1173.6       491       942.4        721       832
ASM PT share price after reporting                  15       16        18          35         35        42
exchange rate EUR/HKD                              7.2      6.8       8.4         9.6       10.2       9.2
shares owned by ASMI                               205      208       209         209        210       210
value of ASM PT investment                         427      489       448         762        721       959
EV ASMI including ASM PT                           795     1293       623        1048        872      1034
EV FE excluding ASM PT                             368      803       175         286        151        75
Market Cap  FE ex value ASM PT                     322      684        43         180          0      -127
-----------------------------------------------------------------------------------------------------------

Per ASMI share
-----------------------------------------------------------------------------------------------------------
EV FE per ASMI share                              7.86    16.43      3.57        5.77       2.93      1.45
Market cap excluding ASM PT                        6.9     14.0       0.9         3.6        0.0      -2.4
value of ASM PT                                    9.1     10.0       9.1        15.4       14.0      18.4
-----------------------------------------------------------------------------------------------------------

Source Annual reports ASMI and Bloomberg


 Annex C
        [GRAPHIC OMITTED][GRAPHIC OMITTED][GRAPHIC OMITTED]







Annex D: Industry Peers

-------------------------------------------------------------------------------------------------
Company Name                               Current Market Cap      Sales/Revenue/    Current EV/
                                                                                    Trailing 12M
                                                   (EUR Mlns) Turnover (EUR Mlns)          Sales
-------------------------------------------------------------------------------------------------
APPLIED MATERIALS INC                                  26,851               5,522            3.8
-------------------------------------------------------------------------------------------------
TOKYO ELECTRON LTD                                     10,888               3,972            2.5
-------------------------------------------------------------------------------------------------
ASML HOLDING NV                                         9,041               2,529            3.3
-------------------------------------------------------------------------------------------------
KLA-TENCOR CORPORATION                                  8,835               1,641            4.1
-------------------------------------------------------------------------------------------------
LAM RESEARCH CORP                                       5,538               1,182            4.1
-------------------------------------------------------------------------------------------------
NOVELLUS SYSTEMS INC                                    3,166               1,079            2.4
-------------------------------------------------------------------------------------------------
TERADYNE INC                                            2,769                 865            2.7
-------------------------------------------------------------------------------------------------
SHINDENGEN ELECTRIC MFG                                   424                 595            1.0
-------------------------------------------------------------------------------------------------
ASYST TECHNOLOGIES INC                                    368                 488            1.0
-------------------------------------------------------------------------------------------------
VARIAN SEMICONDUCTOR EQUIP                              1,672                 473            2.5
-------------------------------------------------------------------------------------------------
MKS INSTRUMENTS INC                                     1,009                 447            1.9
-------------------------------------------------------------------------------------------------
KULICKE & SOFFA INDUSTRIES                                538                 442            1.2
-------------------------------------------------------------------------------------------------
ASM PACIFIC TECHNOLOGY                                  1,819                 396            5.4
-------------------------------------------------------------------------------------------------
BROOKS AUTOMATION INC                                   1,041                 365            2.2
-------------------------------------------------------------------------------------------------
PHOTRONICS INC                                            637                 348            1.7
-------------------------------------------------------------------------------------------------
CREDENCE SYSTEMS CORP                                     728                 339            2.1
-------------------------------------------------------------------------------------------------
VEECO INSTRUMENTS INC                                     562                 314            2.0
-------------------------------------------------------------------------------------------------
AXCELIS TECHNOLOGIES INC                                  631                 300            1.9
-------------------------------------------------------------------------------------------------
ENTEGRIS INC                                            1,240                 289            2.9
-------------------------------------------------------------------------------------------------
ATMI INC                                                  965                 227            3.2
-------------------------------------------------------------------------------------------------
CABOT MICROELECTRONICS CORP                               668                 213            2.2
-------------------------------------------------------------------------------------------------
SEZ HOLDING AG-REG                                        325                 197            1.2
-------------------------------------------------------------------------------------------------
COHU INC                                                  397                 192            1.4
-------------------------------------------------------------------------------------------------
MATTSON TECHNOLOGY INC                                    540                 170            2.4
-------------------------------------------------------------------------------------------------
Source Bloomberg


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